Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement on Form S-3 of HighPoint Resources Corporation of our report dated March 14, 2018, with respect to the balance sheets of Fifth Creek Energy Operating Company, LLC as of December 31, 2017, 2016, and 2015, and the related statements of operations, members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “financial statements”), which report appears in the Form 8-K/A of HighPoint Resources Corporation dated May 10, 2018, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Denver, Colorado

May 29, 2018